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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission File No. 1-14177

COBALT CORPORATION 401(k) PLAN
(Full title of the plan)

COBALT CORPORATION
401 West Michigan Street
Milwaukee, WI 53203
(Name of the issuer of the securities held pursuant to the
plan and the address of its principal executive office)

Cobalt Corporation 401(k) Plan

Financial Statements as of December 31, 2002 and 2001
Together with Report of Independent Public Accountants

Cobalt Corporation 401(k) Plan

Financial Statements
December 31, 2002 and 2001

COLEMAN & WILLIAMS, LTD.
 Management Consultants
Certified Public Accountants

Report of Independent Public Accountants

To the Employee Benefits Committee of Cobalt Corporation:

We have audited the accompanying statement of assets available for benefits of the Cobalt Corporation 401(k) Plan (the Plan) as of December 31, 2002 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audit. The 2001 financial statements and supplemental schedules were reported on by other auditors whose report dated June 21, 2002 on the statements expressed an unqualified opinion.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Cobalt Corporation 401(k) Plan as of December 31, 2002 and the changes in assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic 2002 financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Coleman & Williams, Ltd.
Milwaukee, Wisconsin
June 17, 2003

316 North Milwaukee Street, Suite 350
Milwaukee, Wisconsin 53202
Telephone 414.278.0170
Facsimile 414.278.1169

Cobalt Corporation 401(k) Plan

Statements of Assets Available for Benefits

	December 31,
	2002	2001
ASSETS
Investments, at fair value	$79,883,814	$75,992,942
Cash	26,344	—
Contribution receivables:
Participant	267,645	303,719
Employer	86,035	97,573
Receivables —
Interest and dividends	30,389	29,059

ASSETS AVAILABLE FOR BENEFITS	$80,294,227	$76,423,293

The accompanying Notes to Financial Statements are an integral part of these statements.

Cobalt Corporation 401(k) Plan

Statements of Changes in Assets Available for Benefits
For the Years Ended December 31, 2002 and 2001

	December 31,
	2002	2001
ADDITIONS TO ASSETS
Contributions:
Participants	$7,947,121	$8,744,012
Employers	2,076,418	2,515,764

	10,023,539	11,259,776
Interest and dividends	925,676	818,018
Cash transfers and rollovers	195,007	7,885,147
Net appreciation (depreciation) in fair value of investments	2,233,299	(2,262,108)

Total additions	13,377,521	17,700,833
DEDUCTIONS FROM ASSETS
Benefits and withdrawals	9,506,587	4,532,811

Total deductions	9,506,587	4,532,811

Net increase	3,870,934	13,168,022
ASSETS AVAILABLE FOR BENEFITS
Beginning of year	76,423,293	63,255,271

End of year	$80,294,227	$76,423,293

The accompanying Notes to Financial Statements are an integral part of these statements.

Cobalt Corporation 401(k) Plan

Notes to Financial Statements
December 31, 2002 and 2001

NOTE 1. PLAN DESCRIPTION

        The Cobalt Corporation 401(k) Plan (the Plan) is a defined contribution plan which covers eligible salaried and hourly employees not subject to collective bargaining agreements of Cobalt Corporation (Employer), formerly known as United Wisconsin Services, Inc. (UWS), and any subsidiaries including Blue Cross & Blue Shield United of Wisconsin (BCBSUW), to which participation has been extended. BCBSUW converted to a stockholder-owned corporation by combining with Cobalt Corporation on March 23, 2001.

        Eligible employees can elect to participate in the Plan upon employment with the Employer. The Plan allows participants to direct their contributions into one or a combination of several investment options offered by the Plan. Participants can make qualifying contributions of 2% to 40% of their eligible compensation, which the Employer matches on a 50% basis (generally excluding contributions in excess of 5%). Employer matching contributions are generally required to be invested in Cobalt common stock through the Cobalt Corporation Pooled Stock Fund.

        Earnings of the Plan are allocated daily to individual participant accounts, as defined in the Plan.

        The participants' contributions and earnings thereon are 100% vested at all times. Participants' contributions may be withdrawn, subject to certain limitations, prior to termination of participation in the Plan. Earnings thereon may be withdrawn only upon termination of employment. Employer contributions and earnings thereon generally become vested based on years of service and may be withdrawn only upon termination of employment. Forfeited Employer contributions are used to offset subsequent employer contributions.

        Although they have not expressed any intent to do so, the employers have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants' Employer contribution accounts will become 100% vested.

        A description of the Plan is contained in the Summary Plan Description, which can be obtained from the Plan Administrator.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

a.
Investment Valuation

  Assets of the Plan are held by American Express Trust Company under a trust agreement, under which the assets of the Plan are segregated and invested separately. Investments are valued at fair value based on quoted market prices, except for participant loans, which are valued at their current outstanding balances, which approximate fair value.

b.
Contributions

  Contributions from participants are recorded in the period the Employer makes corresponding payroll deductions. Contributions from the Employer are recorded based upon amounts required to be contributed as determined by the Plan.

c.
Administrative Expenses

  With the exception of fees on personal loans, all administrative expenses in 2002 and 2001 were paid by the Employer.

d.
Basis of Accounting

  The financial statements have been prepared on the accrual basis of accounting.

e.
Use of Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may, in some cases, differ from those estimates.

NOTE 3. INVESTMENTS

        During 2002 and 2001, the Plan's investments (including investments purchased, sold as well as held during the year) changed in fair value as determined by American Express Trust as follows:

	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
	2002	2001
Mutual funds	$(4,176,435)	$(4,155,115)
Common trust funds	(4,815,087)	(2,231,932)
Common stock	11,224,821	4,124,939

	$2,233,299	$(2,262,108)

        Investments that represent 5% or more of the Plan's assets at December 31 are as follows:

	2002	2001
Cobalt Corporation Common Stock*	$18,227,597	$8,479,256
AXP New Dimensions Fund (Y)	5,152,701	6,733,575
PIMCO Total Return Fund	9,260,794	7,368,172
American Express Trust Income Fund II	10,552,092	9,136,653
American Express Trust Equity Index Fund II	14,709,543	19,568,722
AIM Constellation Fund	**	5,954,736
Janus Overseas Fund	**	4,787,047
American Express Trust Horizon Medium Term (50:50) Fund	6,099,319	6,521,218
*Includes nonparticipant-directed funds (see Note 4).
**Below 5% threshold

NOTE 4. NONPARTICIPANT-DIRECTED INVESTMENTS

        The Cobalt Corporation Pooled Stock Fund contains nonparticipant-directed funds. Information about the net assets and the significant components of changes in net assets related to this fund are as follows:

	December 31,
	2002	2001
Investments, at fair value:
Cobalt Corporation common stock	$17,399,702	$8,479,256
Cash and cash equivalents	827,694	333,101
Interest and dividends receivable	201	1,209

Total of Cobalt Pooled Stock Fund	$18,227,597	$8,813,566

	Year ended December 31,
	2001	2002
Change in net assets:
Contributions:
Employer	$2,281,571	$2,404,919
Employee	341,603	293,592
Investment income	9,765	—
Cash transfers and rollovers	194,444	94,551
Net realized and unrealized depreciation in fair value of common stock	10,857,451	3,045,151
Benefits and withdrawals	(4,270,803)	(369,217)

Net increase in Cobalt Pooled Stock Fund	$9,414,031	$5,468,996

        The Cobalt Corporation Pooled Stock Fund generally includes the Employer's matching contributions and employee directed contributions in Cobalt Corporation common stock, which are limited to 30% of the employee's allowable contribution. At December 31, 2002 and 2001 the Plan held 1,260,848 and 1,329,027 shares of Cobalt Corporation common stock, respectively.

        On June 3, 2003, Cobalt Corporation announced a tentative agreement to merge with WellPoint Health Networks Inc. in exchange for approximately $906 million in cash and stock (see Note 6).

        Receivables to the Plan are not allocated until they are received therefore those amounts are not reflected in the table above.

NOTE 5. INCOME TAX STATUS

        The Plan has received a determination letter from the Internal Revenue Service dated July 29, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) of 1986, as amended, and therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has applied for but has not received an updated letter from the Internal Revenue Service stating that the Plan continues to qualify under the IRC. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE 6. SUBSEQUENT EVENTS—COBALT TO MERGE WITH WELLPOINT

        WellPoint Health Networks Inc., and Cobalt Corporation, jointly announced on June 3, 2003 that they have signed a definitive merger agreement. The transaction is currently valued at approximately $906 million on a fully diluted basis or $20.50 per share for Cobalt Corporation common stock. Cobalt Corporation common stock was valued at $13.80 per share as of December 31, 2002.

        The transaction is structured as a merger of Cobalt Corporation with a wholly owned subsidiary of WellPoint and is intended to be tax free with respect to the WellPoint stock to be received in the transaction by Cobalt shareholders. The consideration of $20.50 per share to be received by the shareholders of Cobalt will be comprised of $10.25 in cash and WellPoint stock at a fixed exchange ratio of 0.1233 of a share of WellPoint stock for each share of Cobalt stock (valued at $10.25 per share at the market close on June 3, 2003). The exchange ratio will be adjusted if WellPoint's stock price falls below $70.97 so that Cobalt shareholders receive no less than $8.75 per share in stock consideration and no less than $19.00 in the aggregate.

Supplemental Schedules

Cobalt Corporation 401(k) Plan
Employer Identification Number 39-1931212
Plan Number 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Number of Shares	Cost **	Current Value
Common Trust Funds:
American Express Trust Income Fund II*	459,806	N/A	$10,552,092
AXT Horizon Medium Term (50-50)*	304,981	N/A	6,099,319
American Express Trust Small Cap Equity Index Fund II*	145,955	N/A	1,663,453
American Express Trust Equity Index Fund II*	594,541	N/A	14,709,543
Common Stocks:
Cobalt Stock Pool*	1,767,953	$8,134,163	18,227,597
American Medical Securities Stock Pool*	161,777	N/A	1,768,705
Mutual Funds:
PIMCO Total Return Fund	867,928	N/A	9,260,794
AIM Constellation Fund	194,469	N/A	3,234,015
AXP New Dimensions Fund (Y)*	267,395	N/A	5,152,701
AXP Mid Cap Index Fund (Class E)*	395,958	N/A	1,896,637
Neuberger Berman Genesis Trust	46,281	N/A	1,302,336
Brown Capital Management Small Company	2,417	N/A	50,706
Janus Overseas Fund	231,910	N/A	3,545,908
Participant Loans, Interest rates (5.25% - 10.5%), maturity dates vary with terms of generally 5 years or less	N/A	N/A	2,420,008

			$79,883,814

*
Represents party known to be a party-in-interest to the Plan.

**
Cost has been included for nonparticipant-directed investments only.

Cobalt Corporation 401(k) Plan
Employer Identification Number 39-1931212
Plan Number 002

Schedule H, line 4i — Schedule of Assets (Acquired and Disposed of Within Year)
For the Year Ended December 31, 2002

Identity of Issue, Borrower, or Similar Party	Discription of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost of Acquisitions
Brown Capital Management Small Company	Mutual Fund	$52,579

Cobalt Corporation 401(k) Plan
Employer Identification Number 39-1931212
Plan Number 002

Schedule H, line 4j — Schedule of Reportable Transactions
For the Year Ended December 31, 2002

Description		Purchases			Sales
Identity of Party Involved	Description of Asset	No. of Transactions	Fair Value	Purchase Price	No. of Transactions	Fair Value	Selling Price	Gain (Loss)
None.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned member of the Cobalt Corporation Employee Benefits Committee has duly caused this annual report to be signed as of the date set forth below.

COBALT CORPORATION 401(k) PLAN
June 30, 2003	By:	/s/ GAIL L. HANSON Gail L. Hanson, a member of the Cobalt Corporation Employee Benefits Committee

QuickLinks

Cobalt Corporation 401(k) Plan
Financial Statements as of December 31, 2002 and 2001 Together with Report of Independent Public Accountants
Table of Contents
Supplemental Schedules
SIGNATURES